GenTech Holdings, Inc.

September 11, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	GenTech Holdings, Inc.
Registration Statement on Form 1-A
Filed August 8, 2019
File No. 024-11055

Ladies and Gentlemen:

Gentech Holdings, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Offering Statement on Form 1-A (“Amendment No. 1”) relating to the issuance by the Company of up to 2,000,000,000 of shares of Common Stock.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated September 4, 2019 regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on August 8, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Registration Statement on Form 1-A

Risk Factors, page 4

1.	Please remove all references to lines of business that do not pertain to the company's future or former lines of business. In this regard we note references to the action camera industry and action online retail business.

We have removed all references to action camera industry and action online retail business.

2.	Please add a risk factor discussing any regulatory approvals or licensing required to operate in the CBD-infused products market, including the CBD-infused food market, and how you plan to source the CBD. Please add similar disclosure in your Business section where you discuss applicable regulations.

We have added relevant risk factors and have addressed these matters in our business description.

Plan of Distribution

Terms of the Offering, page 29

3.	Please revise to accurately reflect the number of shares being offered.

We have corrected the inconsistency.

General

4.	We note your statement on page 6 and elsewhere that you are a "publicly reporting company" subject to reporting requirements. We also note your statement on page 13 that you are a non-reporting company. It appears your company will have no continuing reporting obligation following consummation of this Tier I Regulation A offering and that your references to your being a public company with a continuing reporting obligation are not appropriate. Please revise or advise.

Our statement that we are a “publicly reporting company” is not a reference to whether or not the Company is required to make regular reports to the Commission. It is a general statement as the Company’s common stock is traded on OTCMarkets who, pursuant to Rule 15c2-11 of the Securities and Exchange Act of 1934, require regular reports be made through their OTCIQ platform. Although not as financially burdensome as being a “fully reporting company”, we believe that the cost and management is sufficient enough that it is in the best interest of shareholders to disclose. We have made no changes regarding this statement.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ David Lovatt
David Lovatt, CEO
GenTech Holdings, Inc.

cc: William Eilers, Esq.